SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

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SCHEDULE 14D-9

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SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP- II

(Name of Subject Company)

REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP- II

 (Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

_____________________________

JOSEPH M. JAYSON

2350 NORTH FOREST ROAD

GETZVILLE, NEW YORK 14068

(716) 636-9090

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of

the Person(s) Filing Statement)

Copies to:

John J. Zak, Esq.

Hodgson Russ LLP

The Guaranty Building

140 Pearl Street, Suite 100

Buffalo, New York 14202

(716) 856-4000

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9

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment”) amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 (as amended and supplemented, the “Statement”) initially filed by Realmark Property Investors Limited Partnership – II, a Delaware limited partnership (the “Partnership”) with the Securities and Exchange Commission on August 1, 2007.  The Statement relates to the offer by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Premier Fund 4, LLC; MPF ePlanning Opportunity Fund LP; MPF Income Fund 24, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”) to purchase up to 9,798.5 Units, which constitutes approximately 98% of the outstanding Units at a price of $301.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between June 26, 2007 and August 3, 2007 or such other date to which the Offer may be extended, upon the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal included as exhibits to a Schedule TO filed by the Purchasers with the Securities and Exchange Commission on June 26, 2007 (as amended and supplemented by an Amendment No. 1 to Schedule TO dated August 6, 2007), which, as amended and supplemented from time to time, together constitute the tender offer (the “Offer”).  The Offer will expire, unless extended, on August 18, 2007, at 11:59 P.M., Pacific Time.  Any capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Statement.

The purpose of this Amendment is to amend Item 4 (The Solicitation or Recommendation), to add new Exhibit (a)(5)(iv) and Exhibit (a)(5)(v) and to amend Item 9 (Exhibits) accordingly.

ITEM 4.                 THE SOLICITATION OR RECOMMENDATION.

Since the time of the filing of the initial Statement, the Partnership has not received a response to its request for verification of Purchasers' financial wherewithal and ability to pay the proposed Offer price to tendering unit holders.  The Partnership has also been unable to clarify the status of efforts to sell the Executive property.  Thus, the Partnership remains unable to recommend acceptance of the Offer at this time.  See the Partnership's letter to Realmark II unitholders attached as Exhibit (a)(5)(v) for more information.

ITEM 9.                EXHIBITS.

(a)(5)(i)	Letter to Realmark II unitholders, dated July 31, 2007 (filed with original Schedule 14D-9).

(a)(5)(ii)	The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2006 (filed with the SEC on April 2, 2007 and incorporated herein by reference).

(a)(5)(iii)	The Partnership’s Quarterly Report on Form 10-Q for the period ended March 31, 2007 (filed with the SEC on May 15, 2007 and incorporated herein by reference).

(a)(5)(iv)	The Partnership’s Quarterly Report on Form 10-Q for the period ended June 30, 2007 (filed with the SEC on August 14, 2007 and incorporated herein by reference).

(a)(5)(v)	Letter to Realmark II unitholders, dated August 17, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 17, 2007.

REALMARK PROPERTY INVESTORS

LIMITED PARTNERSHIP - II

By:

/s/ Joseph M. Jayson

JOSEPH M. JAYSON

Individual General Partner

By:

REALMARK PROPERTIES, INC.

Corporate General Partner

/s/ Joseph M. Jayson

JOSEPH M. JAYSON

President